36285



EXCELLENCE





10015332



ธนาคารกสิกรไทย

KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.

12g3-2(b) File No.82-4922

Ref. No. OS.027/2010

SEC
Mail Processing
Section

MAR 0 8 2010

Washington, DC
105

March 5, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Mar 5, 10

www.kasikornbankgroup.com

EXCELLENCE

Adit Laixuthai, Ph.D.
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK

Ref. OS. 026/2010

March 5, 2010

To : The President
The Stock Exchange of Thailand

Subject: Publication of Notice of the General Meeting of Shareholders No.98

Please refer to the resolution of the Board of Directors Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No. 2/2553 on February 25, 2010 to hold the General Meeting of Shareholders No.98 on Wednesday, April 7, 2010 at 1400 hours at the Bank's Head Office to consider matters as detailed in the previous notification.

The Notice of the General Meeting of Shareholders No. 98 and all supporting documents are now completed, and uploaded on the Bank's website at www.kasikornbankgroup.com since March 5, 2010. Said Notice and its documents will be sent to the shareholders whose names appeared in the Register of Shareholders on March 11, 2010, the record date, on which the shareholders having the right to attend the Annual General Meeting are determined.

Please be informed accordingly.

Yours sincerely,

Mar 5, 10

Shareholder Relationship Management Unit
Office of Corporate Secretary
Tel. 0 2470 2663-7